EXHIBIT 11

Citizens Financial Corporation and Subsidiaries

Computation of Per Share Earnings

(Unaudited)

Three Months Ended March 31	2007	2006

Numerator:
Net Income (Loss)	$ (180,851)	$ 227,735

Denominator:
Weighted average common shares	1,588,011	1,671,522

Earnings Per Share:
Net Income (Loss)	$ (0.11)	$ 0.14